CIBT EDUCATION GROUP INC. International Head Office: Suite 1200, 777 West Broadway, Vancouver, BC V4Z 5J7 Tel: 604.871.9909 Fax: 604.871.9919 Email: info@cibt.net Web: www.cibt.net

CIBT Reports Fiscal Year 2012 Financial Results

December 3rd, 2012: CIBT Education Group Inc. (NYSE MKT: MBA and TSX: MBA)(“CIBT Group” or the “Company”) is pleased to report its audited consolidated operating results for the year ended August 31, 2012.  Highlights of the fiscal results are as follows:

  For the twelve months ended August 31, 2012 (“Fiscal 2012”), CIBT Group’s gross revenues totaled $58.0 million as compared to $58.6 million for the twelve months ended August 31, 2011 (“Fiscal 2011”), a decrease of $606,000 or 1%.

  Net income was a loss of $0.8 million in Fiscal 2012 compared to a loss of $9.5 million in Fiscal 2011, a significant turn-around of $8.6 million, tied to management’s focus of streamlining operations and to impairment charges in fiscal 2011.

  Non-IFRS EBITDA (Earnings Before Interest Tax, Depreciation and Amortization) income in Fiscal 2012 increased by $9.5 million year-over-year to $1.0 million from ($8.5) million in Fiscal 2011.

  Non-IFRS Adjusted Net Income (EBITDA excluding Share-based Compensation) increased by $9.6 million year-over-year to $1.2 million from ($8.4) million in Fiscal 2011. The EBITDA and Adjusted Net Income above added back non-cash expenses that have no material impact on the Company’s operating cash flow.

Adjusted EBITDA and Adjusted Net Income are non-IFRS measures which allow management to isolate financial statement items that contribute to the operating performance and cash flow activities and can be reconciled to the consolidated financial statements as follows:

	Year Ended August 31, 2012	Year Ended August 31, 2011

Net income (loss)	$ (813,888)	$ (9,462,921)

Add: interest on long-term debt	144,899	153,656
Add: income tax (recovery) provision – non cash	118,446	(843,505)
Add: depreciation and amortization – non cash	1,581,460	1,657,575

EBITDA (NON-IFRS)	1,030,917	(8,495,195)

Add: Share based compensation – non cash	178,564	59,896

Adjusted Net Income (NON-IFRS)	$ 1,209,481	$ (8,436,299)

Reference should be made to the Company’s annual consolidated financial statements and management’s discussion and analysis which can be viewed under the Company’s profile on SEDAR at http://www.sedar.com.

“Fiscal 2012 was a year of significant turnaround for CIBT Group.  The result placed us on a strong and positive trajectory with steady and solid growth.  We transformed our various subsidiaries into leaner organizations with the ability to adapt to the declining economic environment,” commented Toby Chu, President, CEO, and Vice Chairman of CIBT Education Group Inc. “While we are pleased with our 5 year revenue growth from US$8.2 million in F2007 to CAD$58.0 million in F2012, both organically and through our acquisitions, we continue to be vigilant on our operating cost structure.  Our Adjusted Net Income of $1.20 million speaks volumes about management’s relentless efforts to perform better with less resources.  This yielded a steady revenue base but significant reduction of operating expenses from $32.9 million in F2011 to $29.6 million in F2012, a saving of $3.3 million or 10%.  Our cash or cash equivalent position as at August 31, 2012 increased to $8.0 million from $6.5 million as at August 31, 2011, an increase of 23%.

Our long term debt was $1.6 million as of August 31, 2012, a decline of $0.6 million (27%) from the same day last year and we expect this trend will continue on a yearly basis. This strong cash position and minimal debt ratio will allow us to act swiftly on appealing acquisition opportunities as they are identified.

It is also important to note that while the Company enjoyed a significant turn-around of its financial performance, the Company also maintained its vision of growth through global expansion.  The reason revenue was relatively flat in Fiscal 2012, instead of suffering a decline as commonly seen with other industry participants as a result of the economic climate, is attributable to the growth in the number of international students at KGIC and Sprott-Shaw, which was achieved through CIBT Group’s effort to expand its recruitment networks and organize joint marketing efforts with all of its subsidiary schools, particularly in China, Korea and the Middle East.  As such, the KGIC business, which has an exclusively international student base, grew by 10% (or $2.1 million) and the Sprott-Shaw international student business grew by 52% (or $2.6 million).  CIBT Group is further investing in the global education sector by deploying our effective and practical Global Learning Network (”GLN”). GLN is a professional grade, fully interactive video conference delivery platform of educational content with broadcasting studios and receiving classrooms located around the world.

Despite the global economic uncertainties and negative investor sentiment toward the private education industry, CIBT’s fiscal 2012 results of operations show a positive trend. CIBT Group foresaw the troubling development trend since 2008 and implemented a series of strategies to deal with some of the most common obstacles that the U.S private Education sector is facing today, including high default rates and tightening of student loans.  Our most significant accomplishments during the past 4 years include our:

  global expansion and reduced reliance on any single student loan program addition of new partners or operations in the United States, China, Vietnam and Korea diversified income sources internationally, in advance of our industry peers establishment of a  fully experienced international team and infrastructure addition of language schools to our global infrastructure, which have served as our platform for international expansion with excellent cash flow and no student loan requirement addition of our very own Global Career Center to ensure job placement for our graduates addition of overseas campuses, thereby allowing us to deliver our programs to students who cannot come to us development of our own Global Learning Network for effective delivery of educational programs acquisition of core assets which added tremendous value and at reasonable valuation entry into the Junior and High School sectors and addition of Children English programs to our list of programs, both of which are non-student loan dependent income streams for our business

These initiatives are mostly catered to the international market and contributed to increased international student revenues of $4.7 million during Fiscal 2012. These exciting initiatives were conducted while we were streamlining our operations and reducing operating costs, resulting in decreased general and administrative expenses of $3.3 million during Fiscal 2012.  Our management team achieved these results when the global economy continued to retract and the economic outlook remained pessimistic during the period.

Going forward, we feel that our technology infrastructure, supported by our right-sized organization, will allow us to gain long term benefits and remain competitive. Our vision is to build a multinational organization with an extensive international distribution network while maintaining profitability. We believe that our global network of locations, business contacts, technology infrastructure and internationally-oriented educational programs will be our most valuable assets.  These assets differentiated CIBT Group among its peers from a global perspective.  We thank our shareholders for their support and look forward to reporting on our future progress.”

About CIBT Education Group:

CIBT Education Group Inc. is an education management company focused on the global education market. Listed on the Toronto Stock Exchange and the NYSE MKT LLC, CIBT Group owns and operates a network of business, technical and language colleges and has cooperative joint programmes in 18 countries. Its subsidiaries include Sprott-Shaw College (established in 1903), Sprott-Shaw Degree College, CIBT School of Business China, and King George International College. Through these subsidiaries, CIBT Group offers Western and Chinese accredited business and management degrees, and programmes in college preparation, healthcare, hotel management and tourism, English language training, English teacher certification, junior and high school preparation program for overseas study, and other career/vocational training. In addition to its wholly-owned subsidiaries, CIBT Group is the exclusive licensee for the American Hotel & Lodging Educational Institute (AHL-EI) in China. CIBT Group also owns Irix Design Group, a leading design and advertising company based in Vancouver, Canada, and Global Career Center (“GCC”).   GCC is a job placement call center located in the Philippines dedicated to providing employment services to CIBT Group graduates for free and for the lifetime.  Visit us on line at www.cibt.net

For more information contact:

Toby Chu

Vice-Chairman, President & CEO

CIBT Education Group Inc.

Investor Relations Contact: N. America Toll Free: 1-888-865-0901 Email: info@cibt.net

FORWARD-LOOKING STATEMENTS:

Some statements in this news release contain forward-looking information (the “forward-looking statements”) about CIBT Education Group Inc. and its future plans. Forward-looking statements are statements that are not historical facts. The forward-looking statements in this news release are subject to various risks, uncertainties and other factors that could cause the company's actual results or achievements to differ materially from those expressed in or implied by forward-looking statements. With respect to statements in this news release as to expectations and plans for CIBT Group’s future strategy, these risks, uncertainties and other factors include, without limitation, uncertainty as to the company's ability to achieve the goals and satisfy the assumptions of management; and general economic factors and other factors that may be beyond the control of the company. Forward-looking statements are based on the beliefs, opinions and expectations of the company's management at the time they are made, and CIBT Group does not assume any obligation to update its forward-looking statements if those beliefs, opinions or expectations, or other circumstances, should change.

Neither the NYSE MKT-LLC nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this news release.